Exhibit 99.1

Burcon NutraScience
Corporation

Condensed Consolidated Interim Financial
Statements
Nine months ended December 31,
2012 and 2011
(Unaudited)
(Prepared in Canadian dollars)

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)

(Prepared in Canadian dollars)

	December 31,	March 31,
	2012	2012
	$	$
Assets

Current assets
Cash and cash equivalents	5,760,738	3,856,929
Restricted cash	-	361,600
Short-term investments	2,078,317	2,301,961
Amounts receivable (note 8)	71,771	37,027
Prepaid expenses	127,952	117,991

	8,038,778	6,675,508

Property and equipment	536,465	626,488

Deferred development costs - net of accumulated amortization of $266,812 (March 31, 2012- $nil) (notes 3 and 4)	1,956,623	1,969,172

Goodwill	1,254,930	1,254,930

	11,786,796	10,526,098
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 8)	385,760	916,652

Deferred revenue	344,054	222,656

	729,814	1,139,308
Shareholders’ Equity (note 4)
Capital stock	54,005,703	48,061,704
Contributed surplus	5,065,951	4,009,595
Options	8,972,807	10,209,388
Warrants	49,453	-
Deficit	(57,036,932)	(52,893,897)

	11,056,982	9,386,790

	11,786,796	10,526,098

Approved by the Audit Committee of the Board of Directors

(signed) J. Douglas Gilpin Director	(signed) Bradford Allen Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)

(Prepared in Canadian dollars)

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
	$	$	$	$
Revenues
Royalty income (note 1(a))	6,831	-	6,831	-

Expenses

General and administrative (notes 5 and 8)	1,207,909	1,482,259	2,728,027	4,253,265

Research and development (note 6)	572,180	447,575	1,481,485	731,772

	1,780,089	1,929,834	4,209,512	4,985,037

Loss from operations	(1,773,258)	(1,929,834)	(4,202,681)	(4,985,037)

Interest and other income (note 8)	18,988	32,380	59,646	111,330

Loss and comprehensive loss for the period	(1,754,270)	(1,897,454)	(4,143,035)	(4,873,707)

Basic and diluted loss per share (note 7)	(0.057)	(0.063)	(0.137)	(0.163)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
For the nine months ended December 31, 2012 and 2011

(Prepared in Canadian dollars)

	Number of
	fully paid
	common
	shares
	(unlimited
	number of
	common
	shares						Total
	without par	Capital	Contributed				shareholders’
	value)	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance - March 31, 2011	29,805,557	47,158,758	3,762,983	8,915,059	-	(46,931,555)	12,905,245

Loss and comprehensive loss for the period	-	-	-	-	-	(4,873,707)	(4,873,707)
Issued during the period for cash
Options exercised	185,517	537,724	-	-	-	-	537,724
Transferred from options on exercise of options	-	354,781	-	(354,781)	-	-	-
Unexercised vested options	-	-	246,612	(246,612)	-	-	-
Options granted	-	-	-	1,886,564	-	-	1,886,564

Balance - December 31, 2011	29,991,074	48,051,263	4,009,595	10,200,230	-	(51,805,262)	10,455,826

Balance - March 31, 2012	29,993,074	48,061,704	4,009,595	10,209,388	-	(52,893,897)	9,386,790

Loss and comprehensive loss for the period	-	-	-	-	-	(4,143,035)	(4,143,035)
Issued during the period for cash
Equity offering	1,437,500	5,750,000	-	-	-	-	5,750,000
Share issue costs (note 8)	-	(756,998)	-	-	-	-	(756,998)
Options exercised	194,119	273,901	-	-	-	-	273,901
Agents’ warrants	-	(49,453)	-	-	49,453	-	-
Transferred from options on exercise of options	-	726,549	-	(726,549)	-	-	-
Unexercised vested options	-	-	1,056,356	(1,056,356)	-	-	-
Options granted	-	-	-	546,324	-	-	546,324

Balance - December 31, 2012	31,624,693	54,005,703	5,065,951	8,972,807	49,453	(57,036,932)	11,056,982

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
For the nine months ended December 31, 2012 and 2011

(Prepared in Canadian dollars)

	2012	2011
	$	$
Cash flows from operating activities
Loss for the period	(4,143,035)	(4,873,707)
Items not affecting cash
Amortization of deferred development costs	266,812	-
Amortization of property and equipment	105,371	68,266
Gain on disposal of property and equipment	-	(3,358)
Stock-based compensation expense	546,324	1,703,062
	(3,224,528)	(3,105,737)

Changes in non-cash working capital items
Amounts receivable	(34,744)	(102,291)
Prepaid expenses	(9,961)	(4,686)
Accounts payable and accrued liabilities	(530,892)	(551,580)
Deferred revenue	121,398	163,446
	(3,678,727)	(3,600,848)

Cash flows from investing activities
Decrease in short-term investments	223,644	2,499
Decrease (increase) in restricted cash	361,600	(368,620)
Acquisition of property and equipment	(21,914)	(69,584)
Development costs deferred	(247,697)	(1,154,870)
Proceeds from disposal of property and equipment	-	3,745

	315,633	(1,586,830)
Cash flows from financing activities
Issue of capital stock	6,023,901	537,724
Share issue costs	(756,998)	-
	5,266,903	537,724
Increase (decrease) in cash and cash equivalents	1,903,809	(4,649,954)
Cash and cash equivalents - Beginning of period	3,856,929	9,628,020
Cash and cash equivalents - End of period	5,760,738	4,978,066
Cash and cash equivalents consists of
Cash	5,760,738	4,915,544
Cash equivalents	-	62,522
	5,760,738	4,978,066
Supplemental disclosure of non-cash investing and financing activities

Stock-based compensation charged to deferred development costs	-	183,502
Amortization of property and equipment charged to deferred development costs	6,566	66,665
Warrants issued during the period	49,453	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2012 and 2011

(Prepared in Canadian dollars)

1	Nature of operations

Burcon NutraScience Corporation (Burcon or the Company) is an incorporated entity headquartered in Vancouver, Canada.

Burcon is a research and development company that is developing its plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company has developed CLARISOY™, a soy protein isolate and is developing Peazazz™, a pea protein isolate, and Puratein®, Supertein™ and Nutratein™, three canola protein isolates.

a)	CLARISOY™

On March 4, 2011, Burcon signed a license and production agreement (Soy Agreement) with ADM to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that began upon certain approval by the Environment Protection Agency and continue until the first bona fide arm’s length sale of CLARISOY™ manufactured in a semi-works production facility, (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the 20-year Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement will be the responsibility of Burcon. In December 2012, ADM notified Burcon of the first bona fide arm’s length sale of CLARISOY™ soy protein. Pursuant to the Soy Agreement, the initial license fee payments ceased at the end of the quarter that immediately precedes the quarter in which the first bona fide arm’s length sale of CLARISOY™ manufactured in the semi-works production facility occurs; therefore, Burcon was not entitled to the fixed quarterly payment from ADM for the quarter ended December 31, 2012. Accordingly, commencing with the quarter ended December 31, 2012, Burcon earned a percentage of net revenues from the sale of CLARISOY™ manufactured from the semi-works production facility.

b)	Peazazz™

Burcon has developed a novel pea protein isolate that it has branded Peazazz™. In January 2013, Burcon announced that it has commenced building a Peazazz™ semi-works production facility. The semi-works plant, being built in Winnipeg, Manitoba, will enable Burcon to provide market development quantities (tonnage amounts) to customers for product and market development activities. On August 20, 2012, Burcon announced that it had entered into a non-binding letter of intent with a commercial partner (the “Letter of Intent”) with the intention to enter into a strategic partnership to commercialize Burcon’s Peazazz™ pea protein. In January 2013, Burcon announced that it had formally requested to terminate that letter of intent and thereby terminate the requirement that Burcon negotiate exclusively with that partner.

(1)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2012 and 2011

(Prepared in Canadian dollars)

c)	Puratein®, Supertein™ and Nutratein™

Burcon is developing three canola protein isolate products, Puratein®, Supertein™ and Nutratein™. In 2008, Puratein®, Supertein™ achieved U.S. self-affirmed GRAS (Generally Recognized As Safe) status, and the U.S. Food and Drug Administration formally acknowledged receipt of Burcon’s GRAS notification for Puratein®, Supertein™ in 2010.

2	Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), on a basis consistent with those followed in the most recent annual consolidated financial statements. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the Board of Directors on February 12, 2013.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of December 31, 2012. The condensed consolidated interim financial statements should be read in conjunction with the Company’s IFRS consolidated annual financial statements for the year ended March 31, 2012.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at December 31, 2012 are as follows:

	Place of	Interest
	incorporation	%	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

(2)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2012 and 2011

(Prepared in Canadian dollars)

Revenue recognition

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that future economic benefits will flow to the Company. The Company may earn revenues from licensing agreements under which third parties are granted rights to use the Company’s technologies.

If the substantive rights to the technologies are retained by the Company, or the Company has remaining performance obligations under the licensing agreements, and as such not all of the risks and rewards have been transferred to the licensee, the Company recognizes amounts received or receivable as royalties when earned on an accrual basis.

At the point when all of the risks and rewards associated with the use of the technologies have, in substance, been relinquished under the licensing agreements, the Company recognizes the fair value of future payments expected to be received as proceeds from the sale of the technologies in the statement of operations.

Upfront payments and similar non-refundable payments received under these agreements are initially recognized as deferred revenue. Subsequently, if the Company recognizes royalty revenue, the amounts deferred are recognized as revenue on a straight-line basis over the estimated period royalties are expected to be earned commencing in the period royalties are first recognized as revenue. Otherwise, the deferred amounts are recognized as sale proceeds at the date of sale of the technologies. In December 2012, the Company commenced recognizing the previously deferred initial license fee payments for CLARISOY™ as revenue on a straight-line basis consistent with the period over which deferred development costs (note 3) are being amortized.

License agreements may consist of multiple elements and provide for varying consideration terms, such as upfront payments and milestone or similar payments. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to the revenue arrangement as a single unit.

(3)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2012 and 2011

(Prepared in Canadian dollars)

3	Deferred development costs

$

Cost at March 31, 2012	1,969,172
Additions	254,263

Cost at December 31, 2012	2,223,435

Accumulated amortization at March 31, 2012	-
Amortization	266,812

Accumulated amortization at December 31, 2012	266,812

Net book value at December 31, 2012	1,956,623

Cost at March 31, 2011	190,284
Additions	1,778,888

Cost at March 31, 2012	1,969,172

Accumulated amortization at March 31, 2011	-
Amortization	-

Accumulated amortization at March 31, 2012	-

Net book value at March 31, 2012	1,969,172

The Company ceased deferring development costs related to CLARISOYTM on June 30, 2012. As this asset was ready for its intended use, on July 1, 2012, the Company commenced amortizing these costs over 50 months on a straight-line basis.

4	Shareholders’ equity

a)	Capital stock

Authorized

Unlimited number of common shares without par value

On November 23, 2012, Burcon completed a public offering of 1,437,500 common shares at $4.00 per common share. The agents received a cash commission of 6% of the gross proceeds and compensation options (Agents’ Warrants) entitling the agents to purchase up to 57,500 common shares (equal to 4% of the common shares sold pursuant to the offering). Each Agent’s Warrant is exercisable to acquire one common share of the Company at an exercise price of $4.00 per share at any time before May 24, 2014. The fair value of the Agents’ Warrants was estimated at $49,453 using the Black-Scholes pricing model and has been included in Warrants. At December 31, 2012, all of the Agents’ Warrants were outstanding.

(4)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2012 and 2011

(Prepared in Canadian dollars)

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At December 31, 2012, 1,807,000 (March 31, 2012 - 1,995,854) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $4.16 and $9.60 per common share. The stock option plan is a “rolling” plan under which the Company is permitted to issue up to a maximum of 10% of the Company’s issued and outstanding common shares. At December 31, 2012, an additional 1,355,469 (March 31, 2012 -1,003,453) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. The remaining outstanding vesting period at December 31, 2012 was approximately 4 months. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

	Nine months ended
	December 31, 2012		Year ended March 31, 2012

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$

Outstanding - Beginning of period	1,995,854	7.32	2,040,871	6.94

Granted	382,000	4.16	200,000	7.42
Exercised	(378,354)	3.30	(187,517)	2.90
Forfeited/expired	(192,500)	8.08	(57,500)	8.47

Outstanding - End of period	1,807,000	7.42	1,995,854	7.32

(5)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2012 and 2011

(Prepared in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2012:

		Options outstanding		Options exercisable

	Number	Weighted		Number
	outstanding	average	Weighted	exercisable	Weighted
	at	remaining	average	at	average
Range of	December 31,	contractual	exercise	December 31,	exercise
exercise prices	2012	life	price	2012	price
$		(years)	$		$

4.16 to 6.78	847,000	5.88	5.13	645,000	5.43
8.05 to 9.60	960,000	7.10	9.44	951,666	9.45

	1,807,000			1,596,666

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Nine months
	ended	Year ended
	December 31,	March 31,
	2012	2012

Dividend yield	0.0%	0.0%
Expected volatility	59.6%	63.6%
Risk-free interest rate	1.6%	1.8%
Expected forfeitures	11.0%	11.1%
Expected average option term (years)	8.2	8.4

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

There were 382,000 options granted during the nine months ended December 31, 2012 at a fair value of $2.62 per option. The weighted average fair value of the options granted during the year ended March 31, 2012 was $4.97 per option.

For the nine months ended December 31, 2012, included in research and development expenses is $21,070 (2011 - $111,587) (note 6) of stock-based compensation and included in general and administrative expenses is $525,254 (2011 - $1,591,475) (note 5) of stock-based compensation. Included in deferred development costs is $nil (March 31, 2012 - $107,686) of stock-based compensation.

(6)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2012 and 2011

(Prepared in Canadian dollars)

d)	Warrants

As at December 31, 2012, the following warrants were outstanding:

March 31,				December 31,	Exercise	Expiry
2012	Granted	Exercised	Expired	2012	price	date
					$
-	57,500	-	-	57,500	4.00	May 23, 2014

The fair value of each warrant is estimated to be $0.86 as at the date of grant using the Black-Scholes option pricing model and the following assumptions:

Dividend yield	0.0%
Expected volatility	40.9%
Risk-free interest rate	1.1%
Expected forfeitures	0.0%
Expected average warrant term (years)	1.5

5	General and administrative expenses

	Three months ended		Nine months ended
		December 31,		December 31,
	2012	2011	2012	2011
	$	$	$	$

Salaries and benefits (note 4)	787,834	968,574	1,319,138	2,458,307
Professional fees	295,889	208,125	918,888	1,065,823
Office supplies and services (note 8)	33,237	31,601	109,714	87,476
Investor relations	38,208	99,682	178,852	266,427
Travel and meals	26,614	43,510	79,885	114,766
Other (note 8)	20,152	17,991	92,419	99,429
Management fees (note 8)	5,126	9,048	26,584	30,986
Amortization of property and equipment	849	799	2,547	2,397
NASDAQ filing fees	-	102,929	-	127,654

	1,207,909	1,482,259	2,728,027	4,253,265

(7)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2012 and 2011

(Prepared in Canadian dollars)

6	Research and development expenses

	Three months ended		Nine months ended
		December 31,		December 31,
	2012	2011	2012	2011
	$	$	$	$

Salaries and benefits (note 4)	279,390	260,756	764,635	423,340
Amortization of deferred development costs	133,406	-	266,812	-
Laboratory operation	80,441	110,892	230,493	174,438
Amortization of property and equipment	39,613	36,768	102,824	65,869
Rent	21,140	15,995	57,565	29,266
Analyses and testing	14,215	22,115	43,059	36,903
Travel and meals	3,975	1,049	16,097	1,956

	572,180	447,575	1,481,485	731,772

7	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended		Nine months ended
		December 31,		December 31,
	2012	2011	2012	2011
	$	$	$	$

Loss for the period, being loss available to common shareholders - basic and diluted	(1,754,270)	(1,897,454)	(4,143,035)	(4,873,707)

	Shares	Shares	Shares	Shares

Weighted average number of common shares outstanding	30,796,568	29,991,074	30,293,112	29,951,338

Basic and diluted loss per share	(0.057)	(0.063)	(0.137)	(0.163)

For the nine months ended December 31, 2012 and 2011, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

(8)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2012 and 2011

(Prepared in Canadian dollars)

8	Related party transactions

The Company engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the three and nine months ended December 31, 2012 is $15,791 and $47,372, respectively (2011 - $13,997 and $41,992) for office space rental, services, and equipment rental.

For the three and nine months ended December 31, 2012, included in general and administrative expenses (management fees) is $5,126 and $26,584, respectively (2011 - $9,048 and $30,986) for services provided. At December 31, 2012, $1,924 (March 31, 2012 - $2,113) of this amount is included in accounts payable and accrued liabilities. For the three and nine months ended December 31, 2012, included in interest and other income is $2,143 and $11,650, respectively (2011 - $4,978 and $13,533) for management services provided. At December 31, 2012, $1,128 (March 31, 2012 - $2,396) of this amount is included in amounts receivable. Included in share issue costs are fees of $5,100 (2011 - $nil) for administrative services provided directly for the financing (note 4).

9	Key management compensation

Remuneration of directors and key management personnel comprises:

	Nine months	Nine months
	ended	ended
	December 31,	December 31,
	2012	2011
	$	$

Short-term benefits	269,893	409,831
Option-based awards	492,576	1,308,288

	762,469	1,718,119

Short-term benefits comprise salaries, fees and benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 4 to the financial statements.

(9)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2012 and 2011

(Prepared in Canadian dollars)

10	Financial instruments

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, short-term investments, and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing securities with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than one year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with various Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the three and nine months ended December 31, 2012, the weighted average interest rate on the Company’s cash and cash equivalents was 1.19% and 1.17%, respectively (2011 - 1.25% and 1.24%) and the weighted average interest rate earned on the short-term investments was 1.45% and 1.55%, respectively (2011 - 1.56% and 1.56%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at December 31, 2012 is estimated to be a $58,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 11). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at December 31, 2012 was $385,760, all of which is due within the next 12 months.

11	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three and nine months ended December 31, 2012.

(10)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2012 and 2011

(Prepared in Canadian dollars)

12	Subsequent events

Subsequent to December 31, 2012, Burcon committed to capital expenditures of approximately $325,000 for the construction of the Peazazz™ semi-works facility.

(11)